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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:

                       Form 20-F ___X___ Form 40-F_______

             Indicate by check mark if the registrant is submitting
                the Form 6-K in paper as permitted by Regulation
                               S-T Rule 101(b)(1):

                              Yes_______ No ___X___

             Indicate by check mark if the registrant is submitting
                the Form 6-K in paper as permitted by Regulation
                               S-T Rule 101(b)(7):

                              Yes_______ No ___X___


                Indicate by check mark whether by furnishing the
       information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes_______ No ___X___

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                       N/A
                                       ---


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    Endesa, Grupo Santander and Union Fenosa Begin Sale of Their Auna Stakes


    NEW YORK--(BUSINESS WIRE)--April 26, 2005--ENDESA (NYSE:ELE), Grupo SANTANDER and UNION FENOSA have jointly decided to begin the orderly and competitive sale of their shareholdings in AUNA or, as relevant, its assets, proposing the latter for approval by the governing bodies of the telecommunications group. Merrill Lynch has been assigned the mandate for this process.
    The three companies, the core shareholders of the AUNA group with a combined 83.5% of the shares, will ask the remaining shareholders to participate in the sale.
    AUNA is present in fixed and mobile telephony through its Auna Telecomunicaciones and Amena subsidiaries, respectively. The group ended 2004 with more than 11 million customers, posting sales of Euro 4,239 million.



    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ENDESA, S.A.

Dated: April 26th, 2005    By: /s/ David Raya
                              --------------------------------------
                           Name: David Raya
                           Title: Manager of North America Investor Relations